Exhibit 99.1

Dear Plan Participant,

Piedmont Natural Gas Company, Inc. (“Piedmont”) is sending you this letter and the accompanying document called a “prospectus” because you purchased shares of Piedmont common stock through Piedmont’s Dividend Reinvestment and Stock Purchase Plan (“DRIP”) between December 1, 2008 and November 16, 2009 (the “Purchase Period”).

As you may know, and as more fully described in the prospectus, the shares of Piedmont common stock you purchased during the Purchase Period may not have been properly registered under the Securities Act of 1933, as amended, because of an administrative error. As a result, we are offering to buy back the shares you purchased during the Purchase Period at the original purchase price you paid, plus interest, less dividends you received or are entitled to receive on those shares if you continue to own those shares. If you have already sold shares you purchased during the Purchase Period, we are offering to reimburse you for the loss you incurred, if any, plus interest, less dividends you received or were entitled to receive on the shares sold. The prospectus and Rescission Offer Acceptance Form accompanying this letter more fully describe all of these matters.

We encourage you to read the entire prospectus for complete information on the terms and conditions of this offer. We would like to highlight the fact that whether or not you accept the offer, all of the shares of common stock that you purchased during the Purchase Period are now properly registered under U.S. securities laws.

The offer will expire at 11:59 p.m., Eastern Standard Time on March 18, 2010. If you want to accept the offer, your Rescission Offer Acceptance Form and all other required documentation must be received before this deadline. If you decide not to accept the offer, no action on your part is required.

We apologize for this inconvenience and for any confusion we may have caused you. We appreciate your patience and your support. If you have any questions, please consult the rescission website at www.PiedmontRescissionOffer.com or call our Rescission Offer Agent toll free at 877-884-5904.

Very truly yours,

Piedmont Natural Gas